Western Magnesium Corp.

900 - 580 Hornby Street

Vancouver, BC, Canada, V6C 3B6

October 12, 2021

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Karl Hiller, Accounting Branch Chief
John Cannarella, Staff Accountant

Re:	Western Magnesium Corporation (the “Company”)
Form 10-12(g)
Filed October 12, 2021
File No. 000-56323

Ladies and Gentlemen:

The Company is filing the above referenced Form 10-12(g) (the “October Form 10”) following its previously filed Form 10-12(g) originally filed with the SEC on August 6, 2021, SEC File No. 000-56323 (the “August Form 10”). The Company withdrew the Original Form 10 pursuant to its request dated September 29, 2021 as the staff had not completed its review of the October Form 10 and the Company’s desire to include its most recent unaudited financial statements for the nine-month period ended July 31, 2021 in the Registration Statement.

The October Form 10 addresses the staff’s comment letter dated September 2, 2021 on the August Form 10, includes the Company’s unaudited financial statements for the nine month period ended July 31, 2021 and includes updated disclosure for matters that occurred after the original filing of the August Form 10. Following are the Company’s responses to such comments. Contemporaneously, the Company has filed the October Form 10 which contains the revisions set forth below.

Registration Statement on Form 10-12g filed August 6, 2021

Business, page 3

1.	We note your disclosure that you are in the final stages of construction and commencing test production of magnesium at a research and development pilot plant. However, we also note you state on page 8 that you will need additional capital to complete the buildout of your plant and ultimately a full scale production facility. Please revise your disclosure to describe in more detail your plan of operations for the next 12 months, including any significant steps that must be taken or any significant milestones that must be achieved in order to complete the construction of your research and development pilot plant and commence production. Please ensure you discuss the anticipated timeline and expenditures for these events.

RESPONSE:	The requested disclosure has been added to the October Form 10 on page 5.

Risk Factors, page 7

2.	Please expand your risk factor disclosure to address the risk that your independent auditor’s report expresses substantial doubt about your ability to continue as a going concern and the risk for future investors related to your common shares being penny stock, including difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.

RESPONSE:	The requested disclosure has been added to the October Form 10. Please see page 7 and additional disclosure regarding penny stock rules on page 15.

United States Securities and Exchange Commission

October 12, 2021

Security Ownership of Certain Beneficial Owners and Management, page 36

3.	Please disclose the number of shares outstanding at July 31, 2021.

RESPONSE:	The requested disclosure has been added to the October Form 10. Please see page 36.

Director and Executive Officer Biographies, page 37

4.	Please revise to describe the principal occupations and employment of your directors and executive officers during the past five years, including when each began serving in their current roles at Western Magnesium Corp. If applicable, please also disclose the nature of any family relationship between your Chief Executive Officer and SVP, Strategy. Refer to Item 401 of Regulation S-K.

RESPONSE:	The requested disclosure has been added to the October Form 10. Please see pages 37 through 40.

Transactions with Related Parties, page 54

5.	Please revise your disclosures in this section to clarify the company’s relationship with Stirling and Sequoia, including the aggregate amounts advanced to Mr. Sam Ataya, Stirling, Ms. Lisa Maxwell, and Sequoia during each of the past two fiscal years. Refer to Item 404(a)(3) and (6) of Regulation S-K. Please also tell us how these advances are consistent with Section 13(k) of the Exchange Act.

RESPONSE:	The requested disclosure has been added to the October Form 10. Please see page 54. Further, as noted in the revised disclosure, the funds advanced to The Stirling group and Sequoia Corporate Services Inc. were for the purpose of facilitating payment of expenses related to the ongoing construction of the Company’s planned magnesium research and development pilot plant and to obtain necessary permits and authorizations to construct and operate the facility. The balance of these advances is reflected as due from related parties and disclosed in footnote 8(a) to the financial statements for the period ended April 30, 2021. Given the purpose of these payments, such payments were not for the purpose of extending or maintaining credit, an arrangement for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company as prohibited under Section 13(k) of the Exchange Act.

United States Securities and Exchange Commission

October 12, 2021

Choice of Forum, page 67

6.	We note that your forum selection provision in Article IX of your bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” However, we note your disclosure on page 67 that the exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, and that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, is not consistent with Article IX of your bylaws. Please advise or revise. If your forum selection provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure your bylaws state this clearly.

RESPONSE:	The disclosure on page 67 has been revised to remove the disclosure regarding exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Financial Statements, page 69

7.	Please update your financial statements in any amendment filed on or after September 14, 2021 and prior to the effective date of your registration statement to comply with Rule 8- 08 of Regulation S-X.

RESPONSE:	Prior to the effective date of the registration statement, the Company will file another amendment to the Form 10 to include its financial statements for the nine month period ended July 31, 2021.

Note 8 - Mineral Property Costs and Exploration and Evaluation Assets, page F-45

8.	We understand from your disclosures on pages three and four that you acquired your interests in the Tami Mosi Property in 2006, and while several assessments of mineralization were obtained during the period 2010-2014, these did not lead to development or extraction efforts and you currently have no plans to conduct mining operations on any of these claims.

You state that you do not consider your mining claims to be material to your business or financial condition. We note disclosures on pages F-8 and F-37 listing among critical accounting estimates and judgments whether there are indicators of impairment of the exploration and evaluation assets, as well as determining whether there are events or conditions that raise substantial doubt about your ability to continue as a going concern.

The disclosures on pages F-6 and F-36, in addition to the audit opinion on page F-31, indicate there is substantial doubt about your ability to continue as a going concern, and we see that you report for all periods zero revenues, net cash outflows from operations, and net losses.

Tell us how you have applied FASB ASC 360-10-35-29 through 35, and FASB ASC 930- 360-35, in supporting the recoverability of costs capitalized for the Tami Mosi Property in your impairment testing. Please submit your analysis, including details of the cash flows estimated and utilized in your assessment as of December 31, 2020.

If you did not consider there to be indicators of impairment, tell us how you dispensed with the guidance in FASB ASC 360-10-35-21(e), considering the observations mentioned above and the uncertainty expressed in your risk factor disclosure on page 7.

United States Securities and Exchange Commission

October 12, 2021

RESPONSE:	Western Magnesium Corporation (the “Company”) holds a 100% interest in 81 unpatented lode mining claims issued by the U.S. Bureau of Land Management totaling approximately 1,637 acres located in White Pine County, Nevada and four unpatented lode mining claims totaling approximately 10 acres located in the Moor Mining District, Elco County, Nevada (the “Tami Mosi Mining Claims”). The Company acquired the Tami Mosi Mining Claims on October 9, 2006. These mining claims are subject to a 2% net smelter royalty in favor of the prior owner of the claims.

On May 1, 2009, an Initial Resource Estimate was completed by Norm Tribe & Associates, Ltd. On June 11, 2010, a Phase 1 Process Development Study for Exploitation of the Tami Mosi Mining Claims was completed by Haze Research, Inc. On August 3, 2011, an updated resource estimate was completed by Tetra Tech, Inc. (“Tetra Tech”). On September 15, 2011, a Preliminary Economic Assessment and Technical Report of the Tami-Mosi Magnesium Project was completed by Tetra Tech and amended on July 4, 2014.

While several assessments of mineralization with respect to the Tami Mosi Mining Claims were obtained during the period 2009 to 2014, these did not lead to development or extraction efforts. The Company does not plan on commencing extraction of minerals from any mining claims it holds at this time as it focuses its resources on furnace technology and plant development.

As at October 31, 2020 and April 30, 2021, the carrying value of the Company’s Tami Mosi Mining Claims was $93,452. The Company does not consider its mining claims to be material to its business or financial condition.

US GAAP Guidance

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360, Property, Plant, and Equipment (“ASC 360”) addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Specifically, ASC 360 requires that a company recognize an impairment loss if, and only if, the carrying amount of a long-lived asset (asset group) is not recoverable from the sum of the undiscounted cash flows expected to result from the use and eventual disposal of the asset (the “Recoverable Amount”) and if the carrying amount exceeds the asset’s fair value. If it is determined that an asset is impaired, the amount of the impairment is equal to the difference between the carrying amount of the long-lived asset and the fair value of the asset.

ASC 360 provides general guidelines as to when an asset (asset group) should be tested for impairment. Specifically, ASC 360-10-35-21 indicates that a long-lived asset (asset group) should be tested for recoverability and impairment loss whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Data and analysis pertaining to the entity’s operations are the primary sources for determining if an indicator of impairment is present. An indicator of impairment can be defined as anything, such as a new event or circumstance, which could potentially result in the carrying value of the long-lived asset (asset group) not being fully recoverable.

United States Securities and Exchange Commission

October 12, 2021

If there are indications that the asset’s carrying value may not be recoverable, there are two further steps involved in long-lived asset impairment testing. Step I of the impairment test, as per ASC 360, involves estimating the Recoverable Amount of the asset group and determining the potential for impairment. Step II of the impairment test, as per ASC 360, if necessary, involves quantifying the fair value of the asset group (i.e., financial assets, tangible assets, intangible assets, and liabilities, as applicable).

Specifically, ASC 360-10-35-29 through 35 provides guidance on estimating the cash flows used to test a long-lived asset (or asset group) for recoverability. Estimates of the future cash flows to be utilized in the impairment analysis include only the future cash flows that are expected to arise as a direct result of the long-lived asset (asset group) in question, whether through continuing use or through disposal. These estimates should incorporate management’s assumptions in regards to the future use of the asset and should be reasonable in relation to the assumptions used in developing other internal prospective financial information, such as budgets and projections. These estimates should cover the remaining useful life of the long-lived asset (asset group). However, if alternative courses of action to recover the carrying amount of a long-lived asset (asset group) are under consideration or if a range is estimated for the amount of possible future cash flows associated with the likely course of action, the likelihood of those possible outcomes should be considered. A probability-weighted approach may be useful in considering the likelihood of those possible outcomes.

Analysis & Accounting Treatment

Indicators of Impairment

As per ASC 360-10-35-21, a long-lived asset (asset group) should be tested for recoverability and impairment loss whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Data and analysis pertaining to the entity’s operations are the primary sources for determining if an indicator of impairment is present. An indicator of impairment can be defined as anything, such as a new event or circumstance, which could potentially result in the carrying value of the long-lived asset (asset group) not being fully recoverable. Below are examples of indicators of impairment and the respective analysis in relation to ASC 360-10-35-21:

United States Securities and Exchange Commission

October 12, 2021

Indicator of Impairment per ASC 360-10-35-21		Analysis

a)	A significant decrease in the market price of a long-lived asset (asset group).	There has been no significant decrease in the market price of the Tami Mosi Mining Claims.

b)	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.	There has been no significant adverse change in the extent or manner in which the Tami Mosi Mining Claims is being used or in its physical condition.

c)	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

There has been no significant adverse change in legal factors or in the business climate that could affect the value of the Tami Mosi Mining Claims, including an adverse action or assessment by a regulator.

d)	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).	There has not been an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the Tami Mosi Mining Claims.

e)

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

The majority of the Company’s current period operating or cash flow loss combined with its history of operating or cash flow losses or a projection or forecast are in relation to administrative costs and commercialization of its magnesium furnace and plant, they do not directly demonstrate continuing losses associated with the use of the Tami Mosi Mining Claims. The Tami Mosi Mining Claims are in good standing, proof of concept of magnesium production is complete, magnesium ingots have been produced from dolomites obtained from the Tami Mosi Mining Claims, test work has indicated significant cost reduction possibilities, all of which allow the Company the continued use of its dolomites and development of its furnace and technology.

f)

A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

There has not been a current expectation that, more likely that not, the Tami Mosi Mining Claims will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

Impairment analysis is only required (i.e., test the asset group for recoverability and impairment loss) when an indicator of impairment is present. Since no indicator of impairment is present, the Company is not required to perform any further steps in the impairment testing process. The Company understands that it is its responsibility to regularly assess whether there are indicators of impairment present for an asset group.

United States Securities and Exchange Commission

October 12, 2021

Annual Impairment Test

The Company has an accounting policy for performing annual impairment test, or whenever events or circumstances make it more likely than not that an impairment may have occurred. During any fiscal year, any write-down in property is discussed between the Executive Chairman, Executive President & CEO and CFO based on relevant information, assay results and future plans for the property. At year end, the CFO reviews the status of the Company’s property, determines whether there are any indicators of impairment, and conducts an assessment of impairment under ASC 360. If required, the Executive Chairman, Executive President & CEO and CFO will discuss with consultants and the Board of Directors. In addition, Executive Chairman and Executive President & CEO discuss project status updates as needed. Material information is communicated to the CFO for accounting treatment. The financial statements are reviewed by the Audit Committee and the Board of Directors quarterly/annually.

For the fiscal year ended October 31, 2020 (“Fiscal 2020”), it was determined that there were no indicators of impairment with respect to the Company’s Tami Mosi Mining Claims. As at October 31, 2020, the carrying value of the Company’s Tami Mosi Mining Claims was $93,452. Specifically, ASC 360-10-35-29 through 35 provides guidance on estimating the cash flows used to test a long-lived asset (or asset group) for recoverability. Based on such guidance, the Company was in the view that the sum of the undiscounted future cash flows expected to arise as a direct result of the Tami Mosi Mining Claims, whether through continuing use or through eventual disposal, exceeds its carrying value of $93,452. The Company was also of the view that the fair value of the Company’s Tami Mosi Mining Claims exceeds its carrying value of $93,452. As such, it was determined that there were no indications of impairment loss and no impairment loss was to be recognized with respect to the Tami Mosi Mining Claims in Fiscal 2020.

The Company will perform its next annual impairment test for the fiscal year ended October 31, 2021. The Company does not consider its mining claims to be material to its business or financial condition.

Exhibits

9.	Please file as an exhibit a copy of your consulting agreement with your Chief Financial Officer, Kim Evans. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

RESPONSE:	Ms. Evans does not have a written agreement with the Company. The disclosure on page 48 has been revised to reflect this.

10.	In addition, the Company has refiled Exhibits 4.1 and 10.16 to include the name of the counter-party to the agreement included in these exhibits.

We trust the foregoing and the Form 10-12g/A is fully responsive to the staff’s comments. Further, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing:

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Sam Ataya
Sam Ataya, Chief Executive Officer

cc:	Laura Anthony, Esq.